EXHIBIT 99.1

XORTX Announces Closing of Acquisition of Vectus Kidney Anti-fibrotic Asset

· VB4-P5 – novel new chemical entity with potential to address significant unmet need in rare and large-market chronic kidney disease ·

CALGARY, Alberta, April 13, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to announce the closing of the acquisition of the Vectus kidney anti-fibrotic asset (the “Acquisition”). The Company announced that it entered a binding term sheet on October 17, 2025 to acquire a Renal Anti-Fibrotic Therapeutic Program (the “Program”) from Vectus Biosystems Limited, an Australian Securities Exchange listed company (“Vectus”) and provided timing updates on December 31, 2025 and February 4, 2026.

The Program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The Program is currently at the pre-IND (Investigational New Drug) stage of development and targets both rare and prevalent forms of kidney disease — areas with substantial unmet medical need. Assets included with the Acquisition are the patent family specifically related to the VB4-P5 compound and its use to treat kidney fibrosis, as well as the data generated by Vectus from its work on the VB4-P5 small molecule and related assets.

As consideration for the Acquisition, XORTX has issued 154,544 common shares (the “Common Shares”) at a deemed issue price of US$3.5432 (CAD$4.9668) and 692,150 pre-funded warrants (the “Pre-Funded Warrants”) at a deemed issue price of US$3.5431 (CAD$4.9667) exercisable at US$0.0001, representing in the aggregate an acquisition price of US$3.0 million. The Pre-Funded Warrants contain conditions limiting Vectus from exercising same if such exercise would result in Vectus’ Common Share ownership being greater than 9.99% of the issued and outstanding Common Shares of XORTX. The Pre-Funded Warrants expire April 13, 2031. The Common Shares are issued in reliance on Section 4 of Alberta Securities Commission Rule 72-501 – Distributions to Purchasers Outside Alberta, and are therefore not subject to a hold period from the date of issue. The TSX Venture Exchange (the “TSXV”) has conditionally approved the listing of all Common Shares issuable under the Acquisition.

Dr. Allen Davidoff, Chief Executive Officer of XORTX, stated, “We are pleased to have finalized the Acquisition of the VB4-P5 program for kidney disease. This program is directly aligned with our strategic focus on developing innovative therapies to treat individuals with progressive kidney disease and broadens our pipeline with a new technological direction. We believe this novel agent has the potential to be a new treatment for mid-late stage chronic kidney disease, slow kidney disease progression and accompanying fibrosis.”

About Kidney Disease and Fibrosis

Chronic kidney disease (CKD) affects an estimated 14% of adults globally, including approximately 35–37 million individuals in the United States alone1and is currently a multibillion-dollar market. An estimated 8% of the United States population is considered to have moderate to severe chronic kidney disease – approximately 25 million individuals. The addressable market for this kidney disease treatment is estimated to exceed 10 million individuals.

Kidney fibrosis is a hallmark of CKD progression. It is characterized by the excessive accumulation of extracellular matrix that follows renal injury. Untreated, it will ultimately lead to renal dysfunction, and high morbidity and mortality3. Rare kidney diseases such as autosomal dominant polycystic kidney disease (ADPKD)4 and lupus nephritis5 also produce kidney fibrosis, contributing to the deterioration of kidney and cardiovascular function in these patients. Current treatments for kidney fibrosis focus primarily on blood pressure control and include dietary interventions. No currently approved therapies specifically target or reverse kidney fibrosis.

About the VB4-P5 Program

Early preclinical data from the VB4-P5 program demonstrate the potential of this potent small molecule to inhibit and possibly reverse kidney fibrosis. Patent protection for VB4-P5 includes composition-of-matter and method-of-use claims across more than 30 global jurisdictions, positioning the program for broad development and commercialization opportunities.

References

  National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). Kidney Disease Statistics for the United States.
  Rende U., Diagnostic and prognostic biomarkers of tubulointerstitial fibrosis, J Physio, 601.14, pp2801-2826, 2023 https://physoc.onlinelibrary.wiley.com/doi/epdf/10.1113/JP284289
  Panizo S. Fibrosis in Chronic Kidney Disease. Int J Mol Sci 22(1):408, 2021.
  Xue C. Polycystic Kidney Disease and Renal Fibrosis. Adv Exp Med Biol, 2019.
  Sciascia S. Renal Fibrosis in Lupus Nephritis. Int J Mol Sci 23(22):14317, 2022.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.
For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, regulatory approvals, such as the TSXV; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.